EXHIBIT 99.5

Vector Tobacco Inc.
Condensed Financial Statements
As of March 31, 2016 and December 31, 2015, and
for the three months ended March 31, 2016
and 2015
(Unaudited)

Vector Tobacco Inc.
Index
March 31, 2016 and December 31, 2015

Vector Tobacco Inc.
Condensed Balance Sheets
March 31, 2016 and December 31, 2015
(in thousands of dollars)
(Unaudited)

	March 31,	December 31,
	2016	2015
Assets
Current assets
Cash and cash equivalents	$15,943	$10,498
Accounts receivable — trade, less allowances of $81 and $191, respectively	2,790	7,329
Due from related parties	1,188	51
Inventories, net	9,062	7,625
Income tax receivable from related party, net	1,078	1,008
Other current assets	452	449
Total current assets	30,513	26,960
Intangible asset associated with benefit under the Master Settlement Agreement	107,511	107,511
Deferred income taxes, net	51,200	51,271
Other assets	2,863	2,824
Total assets	$192,087	$188,566
Liabilities and Shareholder's Equity
Current liabilities
Current payments due under the Master Settlement Agreement	$20,013	$13,296
Due to related parties	1,162	3,546
Accrued promotional expenses	6,776	9,638
Accounts payable - trade	19	44
Allowance for sales returns	1,034	1,008
Other current liabilities	823	1,944
Total current liabilities	29,827	29,476
Long-term payments due under the Master Settlement Agreement	1,486	1,486
Other long-term liabilities	1,156	—
Total liabilities	32,469	30,962
Commitments and contingencies (Note 4)
Shareholder's equity
Common shares ($1 par value per share; 1,000 shares authorized; 100 shares issued and outstanding) *	—	—
Additional paid-in capital	251,392	251,392
Accumulated other comprehensive income	115	115
Accumulated deficit	(91,889)	(93,903)
Total shareholder's equity	159,618	157,604
Total liabilities and shareholder's equity	$192,087	$188,566
* Common shares are pledged as collateral for Vector Tobacco Inc.'s guarantee of Vector Group Ltd.'s debt (see Note 5).
The accompanying notes are an integral part of these condensed financial statements.

Vector Tobacco Inc.
Condensed Statements of Operations
Three Months Ended March 31, 2016 and 2015
(in thousands of dollars)
(Unaudited)

	Three Months Ended March 31,
	2016	2015
Revenues *	$37,743	$42,307
Expenses
Cost of goods sold *	32,684	37,155
Operating, selling, administrative and general expenses **	1,678	1,595
Management fees paid to Vector Group Ltd.	125	125
Operating income	3,256	3,432
Other income
Interest income	3	194
Income before income taxes	3,259	3,626
Income tax expense	(1,245)	(1,380)
Net income	$2,014	$2,246

*	Revenues and cost of goods sold include federal excise taxes of $18,296 and $20,721 for the three months ended March 31, 2016, and 2015, respectively.

**
Operating, selling, administrative and general expenses include $1,050 and $1,050 for administrative services rendered by a related party for the three months ended March 31, 2016 and 2015, respectively.

The accompanying notes are an integral part of these condensed financial statements.

Vector Tobacco Inc.
Condensed Statements of Cash Flows
Three Months Ended March 31, 2016 and 2015
(in thousands of dollars)
(Unaudited)

	Three Months Ended March 31,
	2016	2015
Net cash provided by operating activities	$5,562	$12,099
Cash flows from investing activities
Issuance of loan to Zoom E-Cigs LLC	(117)	(1,303)
Net cash used in investing activities	(117)	(1,303)
Cash flows from financing activities
Distributions to Vector Group Ltd.	—	(5,000)
Net cash used in financing activities	—	(5,000)
Net increase in cash and cash equivalents	5,445	5,796
Cash and cash equivalents
Beginning of period	10,498	7,270
End of period	$15,943	$13,066
The accompanying notes are an integral part of these condensed financial statements.

Vector Tobacco Inc.
Notes to Condensed Financial Statements
(in thousands of dollars)
(Unaudited)

1.	Summary of Significant Accounting Policies

(a) Basis of Presentation

Vector Tobacco Inc. (“Vector Tobacco” or the “Company”), is a wholly-owned subsidiary of VGR Holding LLC (“VGR”), a wholly-owned subsidiary of Vector Group Ltd. (“Vector” or “Parent”). The Company is engaged in the manufacture and sale of conventional cigarettes in the United States through their USA, Silver Eagle, and Eagle 20's brands.

Liggett Group LLC (“Liggett”), an indirect wholly-owned subsidiary of Vector, manufactures most of Vector Tobacco’s cigarette brands under contract at Liggett's manufacturing facility in Mebane, North Carolina.

Liggett Vector Brands LLC (“Liggett Vector Brands”), a company affiliated through common ownership, coordinates and executes the sales, marketing, administration and manufacturing efforts along with certain support functions for Vector Tobacco under the terms of a contract expiring December 31, 2017 subject to annual renewal. As provided for in the contract, a portion of the sales, marketing, manufacturing, distribution, and administrative expenses of Liggett Vector Brands are reimbursed by Vector Tobacco (see Note 5).

The accompanying unaudited, interim condensed financial statements have been prepared in accordance with U.S. generally accepted accounting principles for interim financial information and, in management's opinion, contain all adjustments, consisting only of normal recurring items, necessary for a fair statement of the results for the periods presented. Accordingly, they do not include all of the information and footnotes required by U.S. generally accepted accounting principles for complete financial statements. These condensed financial statements should be read in conjunction with Vector Tobacco's financial statements and the notes thereto included as an exhibit in Vector's Annual Report on Form 10-K for the year ended December 31, 2015 filed with the Securities and Exchange Commission. The condensed results of operations for interim periods should not be regarded as necessarily indicative of the results that may be expected for the entire year.

Vector Tobacco is a guarantor of the 7.75% Senior Secured Notes due 2021 ("Senior Secured Notes") issued by Vector and has pledged its common stock as collateral. Vector Tobacco's condensed balance sheets, condensed statements of operations, and condensed statements of shareholder's equity as of March 31, 2016 and December 31, 2015, and for the three months in the period ended March 31, 2016 and March 31, 2015, do not reflect any amounts related to these notes (see Note 5).

The financial statements included herein may not necessarily reflect the Company’s results of operations, financial position, shareholder's equity and cash flows in the future or what its results of operations, financial position, shareholder's equity and cash flows would have been had the Company been a stand-alone company during the periods presented.

Vector and VGR are holding companies and, as a result, do not have any operating activities that generate material revenues or cash flows. Accordingly, Vector relies on distributions from VGR and its other subsidiaries and investments, and VGR relies on distributions from its other subsidiaries, including Vector Tobacco, in order to fund its operations and meet its obligations. Vector has certain debt outstanding that requires interest and principal payments during the life of such debt. Interest and principal to service the debt is expected to be funded by Vector’s cash and cash equivalents, investments, the operations of Vector’s subsidiaries, including Vector Tobacco, and proceeds, if any, from Vector’s future financings. During the three months ended March 31, 2016 and 2015, Vector Tobacco distributed $0 and $5,000, respectively, to VGR.

Vector Tobacco Inc.
Notes to Condensed Financial Statements
(in thousands of dollars)
(Unaudited)

(b) Intangible Asset

The Company has recorded an indefinite-lived intangible asset of $107,511 that relates to the payment exemption of The Medallion Company Inc. ("Medallion"), acquired in April 2002, under the Master Settlement Agreement ("MSA") (see Note 2) . Payments under the MSA continue in perpetuity. An annual review of this intangible asset is conducted for potential impairment because the Medallion exemption is not subject to amortization due to its indefinite useful life (see Note 2).

(c) Revenue Recognition

Revenues from sales are recognized upon the shipment of finished goods when title and risk of loss have passed to the customer, there is persuasive evidence of an arrangement, the sales price is fixed or determinable and collectibility is reasonably assured. The Company provides an allowance for expected sales returns, net of any related inventory cost recoveries (e.g. federal excise taxes). Certain sales incentives, including promotional price discounts, are classified as reductions of net sales. The Company includes federal excise taxes in revenues and cost of goods sold. Since the Company’s line of business is tobacco, the Company’s financial position and its results of operations and cash flows have been and could continue to be materially adversely affected by significant unit sales volume declines , increased regulation, litigation and defense costs and excise taxes as well as other competitive pressures in the U.S. Cigarette Industry.

(d) Income Taxes

Vector Tobacco’s federal income tax provision and related deferred income tax amounts are determined as if the Company filed tax returns on a stand-alone basis. The Company is included in the consolidated federal tax return with Vector and its other U.S. subsidiaries.
The Company accounts for income taxes under the liability method. The Company records deferred taxes for the impact of temporary differences between the amounts of assets and liabilities recognized for financial reporting purposes and the amounts recognized for tax purposes as well as tax credit carryforwards and loss carryforwards. These deferred taxes are measured by applying currently enacted tax rates. A valuation allowance reduces deferred tax assets when it is deemed more likely than not that some portion or all of the deferred tax assets will not be realized. A current tax provision is recorded for income taxes currently payable.

The Company accounts for uncertainty in income taxes by recognizing the financial statement impact of a tax position when it is more likely than not that the position will be sustained upon examination. If the tax position meets the more-likely-than-not recognition threshold, the tax effect is recognized at the largest amount of the benefit that is greater than 50% likely of being realized upon ultimate settlement. The guidance requires that a liability created for unrecognized deferred tax benefits shall be presented as a liability and not combined with deferred tax liabilities or assets.

Although the indefinite-lived intangible asset is not amortized, the Company recognizes a deferred tax liability for temporary differences related to its indefinite-lived intangible asset and the tax-deductible portion of such asset. Because the indefinite-lived intangible asset is not amortized for financial reporting purposes, the related deferred tax liability will not reverse until some indeterminate future period should the asset become impaired or be disposed of. Therefore, the reversal of the deferred tax liability related to the Medallion intangible asset is not considered a source of future taxable income in assessing the realization of deferred tax assets.

(e) Distributions
The Company records distributions to the extent of retained earnings. Any amounts exceeding retained earnings are recorded as a reduction of additional paid-in-capital.

(f) Fair Value of Financial Instruments

The carrying value of cash and cash equivalents, net trade receivables and long-term loans due from related parties approximate their fair value.

Vector Tobacco Inc.
Notes to Condensed Financial Statements
(in thousands of dollars)
(Unaudited)

(g) New Accounting Pronouncements

In March 2016, the FASB issued ASU 2016-08, Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net) (“ASU 2016-08”), which did not change the principle of guidance in Revenue from Contracts with Customers (Topic 606), (“ASU 2014-9”), which was issued in May 2014 and outlined a new, single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and, upon adoption, will supersede most current revenue recognition guidance, including industry-specific guidance. Under ASU 2014-09 and ASU 2016-08, recognition of revenue occurs when a customer obtains control of promised goods or services in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Further, the new standard requires that reporting companies disclose the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The amendments in ASU 2016-08 are intended to improve the operability and understandability of the implementation guidance on principal versus agent considerations and whether an entity reports revenue on a gross or net basis. The Company is currently evaluating the method and impact the adoption of ASU 2016-08 and ASU 2014-09 will have on the Company's condensed consolidated financial statements. The new standards are effective for annual reporting periods beginning after December 15, 2017, with early adoption permitted for annual reporting periods beginning subsequent to December 15, 2016. The new standard is required to be applied retrospectively to each prior reporting period presented or with the cumulative effect of initially applying it recognized at the date of initial application. The Company has not yet selected a transition method and it has not determined the impact of the new standard on its condensed consolidated financial statements.

In February 2016, the FASB issued Accounting Standards Update (“ASU”) 2015-17, Leases. The new standard establishes a right-of-use (ROU) model that requires a lessee to record a ROU asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. The new standard is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. A modified retrospective transition approach is required for lessees for capital and operating leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available. The Company is evaluating the effect that this guidance will have on its financial statements.

(h) Subsequent Events

On May 9, 2016, Vector completed the sale of an additional $235,000 of its 7.75% Senior Secured Notes due 2021 (the “New Notes”) to qualified institutional buyers in accordance with Rule 144A and to persons outside the United States in compliance with Regulation S in a private offering exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”). The New Notes were issued under an indenture, dated as of February 12, 2013, among Vector, the subsidiaries of Vector party thereto as note guarantors including Vector Tobacco and U.S. Bank National Association as trustee, as supplemented by the first supplemental indenture, dated as of September 10, 2013, the second supplemental indenture, dated as of April 15, 2014, the third supplemental indenture, dated as of February 20, 2015, and the fourth supplemental indenture, dated as of May 9, 2016 (as so supplemented, the “Indenture”). The New Notes were issued as additional notes under the Indenture pursuant to which, on February 12, 2013, Vector issued $450,000 aggregate principal amount of 7.750% Senior Secured Notes due 2021 and on April 15, 2014 Vector issued an additional $150,000 aggregate principal amount of 7.750% Senior Secured Notes due 2021, (together, the “Existing Notes”).
In connection with the issuance of the New Notes, Vector entered into a Registration Rights Agreement. Vector agreed to consummate a registered exchange offer for the New Notes within 360 days after the date of the initial issuance of the New Notes. After registration, the New Notes will have the same terms except issue date and purchase price and will be treated as the same series as the Existing Notes. Vector will be required to pay additional interest on the New Notes if it fails to timely comply with its obligations under the Registration Rights Agreement until such time as it complies.
The New Notes are fully and unconditionally guaranteed, subject to certain customary automatic release provisions, on a joint and several basis by all of the domestic subsidiaries of Vector that are engaged in the conduct of Vector’s cigarette businesses, including Vector Tobacco. Vector Tobacco's condensed balance sheets, condensed statements of operations and condensed statements of shareholder's equity as of March 31, 2016 and December 31, 2015, and for each of the three

Vector Tobacco Inc.
Notes to Condensed Financial Statements
(in thousands of dollars)
(Unaudited)

months in the periods ended March 31, 2016 and March 31, 2015, do not reflect any amounts related to the Existing Notes or New Notes.
Vector Tobacco has evaluated transactions for consideration as subsequent events through June 1, 2016 for purposes of disclosure of unrecognized subsequent events.

2.	Intangible Asset Associated With Benefit Under The Master Settlement Agreement

In April 2002, Vector Tobacco acquired the stock of Medallion and certain related assets from Medallion’s principal shareholder. Medallion is a participant in the Master Settlement Agreement ("MSA") between the state Attorneys General and the tobacco industry and has no payment obligations under the MSA except to the extent its market share exceeds approximately 0.28% of the total cigarettes sold in the United States. The intangible asset associated with this benefit under the MSA relates to the market share payment exemption of Medallion acquired that continues in perpetuity. Consequently, Vector Tobacco allocated $107,511 of the purchase price to Medallion’s exemption under the MSA.

This intangible asset was deemed to have an indefinite useful life and is tested for impairment annually or more frequently when indicators of impairment are present. The fair value of the intangible asset associated with the benefit under the MSA is calculated using discounted cash flows. This approach involves two steps: (i) estimating future cash savings due to the payment exemption under the MSA and (ii) discounting the resulting cash flow savings to determine fair value. This fair value is then compared with the carrying value of the intangible asset associated with the benefit under the MSA. To the extent that the carrying amount exceeds the implied fair value of the intangible asset, an impairment loss is recognized.

The annual test was performed as of December 31, 2015 resulting in no impairment.

3.     Inventories

Inventories consist of the following:

	March 31, 2016	December 31, 2015
Finished goods, at current cost	$9,353	$7,916
LIFO adjustment	(291)	(291)
	$9,062	$7,625
All of the Company's inventories, excluding amounts related to MSA cost and federal excise taxes at March 31, 2016 and December 31, 2015, have been reported under the LIFO method.
The Company capitalizes the incremental cost of the MSA in ending inventory related to cigarettes shipped to public warehouses but not sold. This amount was $2,616 and $2,575 at March 31, 2016 and December 31, 2015, respectively (see Note 4). Federal excise taxes capitalized in inventory were $5,026 and $3,824 at March 31, 2016 and December 31, 2015, respectively.
Since January 1, 2004, most of Vector Tobacco’s products have been manufactured at Liggett’s manufacturing facility in Mebane, North Carolina under a contract manufacturing agreement with Liggett (see Note 5); thus, Vector Tobacco does not hold raw materials or tobacco leaf in inventory.

Vector Tobacco Inc.
Notes to Condensed Financial Statements
(in thousands of dollars)
(Unaudited)

4.    Contingencies

Tobacco-Related Litigation

Overview

Since 1954, United States cigarette manufacturers have been named as defendants in numerous direct, third-party and purported class actions predicated on the theory that cigarette manufacturers should be liable for damages alleged to have been caused by cigarette smoking or by exposure to secondary smoke from cigarettes. Although new cases continue to be commenced against certain cigarette manufacturers, including Liggett, Vector Tobacco has not generally been named as a defendant in any such actions, except that, in 2015, Vector Tobacco, along with Liggett and other cigarette manufacturers, was named in an individual action in Maryland seeking damages allegedly caused to the decedent by exposure to asbestos and cigarette smoke. Defendants moved to dismiss the complaint and that motion is pending.

Master Settlement Agreement

In November 1998, Philip Morris, R.J. Reynolds and two other companies (the “Original Participating Manufacturers” or “OPMs”) (together with any other tobacco product manufacturer that becomes a signatory, the “Subsequent Participating Manufacturers” or “SPMs”) (the OPMs and SPMs are hereinafter referred to jointly as the “Participating Manufacturers”) entered into the MSA with 46 states, the District of Columbia, Puerto Rico, Guam, the United States Virgin Islands, American Samoa and the Northern Mariana Islands (collectively, the “Settling States”) to settle the asserted and unasserted health care cost recovery and certain other claims of the Settling States. The MSA received final judicial approval in each Settling State. In February 1999, Medallion (n/k/a Vector Tobacco) became a subsequent participating manufacturer under the MSA.

As a result of the MSA, the Settling States released Vector Tobacco from:

•
all claims of the Settling States and their respective political subdivisions and other recipients of state health care funds, relating to: (i) past conduct arising out of the use, sale, distribution, manufacture, development, advertising and marketing of tobacco products; (ii) the health effects of, the exposure to, or research, statements or warnings about, tobacco products; and

•
all monetary claims of the Settling States and their respective subdivisions and other recipients of state health care funds relating to future conduct arising out of the use of, or exposure to, tobacco products that have been manufactured in the ordinary course of business.

The MSA restricts tobacco product advertising and marketing within the Settling States and otherwise restricts the activities of Participating Manufacturers. Among other things, the MSA prohibits the targeting of youth in the advertising, promotion or marketing of tobacco products; bans the use of cartoon characters in all tobacco advertising and promotion; limits each Participating Manufacturer to one tobacco brand name sponsorship during any 12-month period; bans all outdoor advertising, with certain limited exceptions; prohibits payments for tobacco product placement in various media; bans gift offers based on the purchase of tobacco products without sufficient proof that the intended recipient is an adult; prohibits Participating Manufacturers from licensing third parties to advertise tobacco brand names in any manner prohibited under the MSA; and prohibits Participating Manufacturers from using as a tobacco product brand name any nationally recognized non-tobacco brand or trade name or the names of sports teams, entertainment groups or individual celebrities.
The MSA also requires Participating Manufacturers to affirm corporate principles to comply with the MSA and to reduce underage use of tobacco products and imposes restrictions on lobbying activities conducted on behalf of Participating Manufacturers. In addition, the MSA provides for the appointment of an independent auditor to calculate and determine the amounts of payments owed pursuant to the MSA.
Under the payment provisions of the MSA, the Participating Manufacturers are required to make annual payments of $9,000,000 (subject to applicable adjustments, offsets and reductions including a "Non-Participating Manufacturers Adjustment" or "NPM Adjustment"). These annual payments are allocated based on unit volume of domestic cigarette shipments. The payment obligations under the MSA are the several, and not joint, obligation of each Participating Manufacturer and are not the responsibility of any parent or affiliate of a Participating Manufacturer.

Vector Tobacco Inc.
Notes to Condensed Financial Statements
(in thousands of dollars)
(Unaudited)

Vector Tobacco has no payment obligations under the MSA except to the extent its market share exceeds a market share exemption of approximately 0.28% of total cigarettes sold in the United States. Vector Tobacco's domestic shipments accounted for .9% of the total cigarettes sold in the United States in 2015. If Vector Tobacco’s market share exceeds its market share exemption in a given year, then on April 15 of the following year, Vector Tobacco must pay on each excess unit an amount equal (on a per-unit basis) to that due from the OPMs for that year. On December 30, 2015, Vector Tobacco pre-paid $42,000 of their approximate $52,700 2015 MSA obligation, the balance of which was paid in April 2016.

Certain MSA Disputes
NPM Adjustment.  Vector Tobacco contends it is entitled to an NPM Adjustment for each year from 2003 - 2015. The NPM Adjustment is a potential adjustment to annual MSA payments, available when the Participating Manufacturers suffer a market share loss to NPMs for a particular year and an economic consulting firm selected pursuant to the MSA determines that the MSA was a “significant factor contributing to” that loss. A Settling State that has “diligently enforced” its qualifying escrow statute in the year in question may be able to avoid its allocable share of the NPM Adjustment. For 2003 - 2015, Vector Tobacco disputed that it owed the Settling States the NPM Adjustments as calculated by the Independent Auditor. As permitted by the MSA, Vector Tobacco either paid subject to dispute, withheld payment or paid into a disputed payment account, the amounts associated with these NPM Adjustments.
The two requirements for application of the NPM Adjustment, a market share loss and a finding or agreement that the MSA was a significant factor in that loss, have been satisfied, and the Participating Manufacturers are engaged in disputes with certain of the Settling States over whether they diligently enforced their respective escrow statutes in each of the years at issue. After several years of litigation over whether the MSA’s arbitration clause required a multistate arbitration of the NPM Adjustment dispute, 48 of 49 state courts ultimately compelled the states to participate in a single, multistate arbitration of the 2003 NPM Adjustment. Notwithstanding, many states continued to refuse to arbitrate and agreed to do so only after the Participating Manufacturers agreed to a 20% reduction in their 2003 NPM Adjustment claims.
The arbitration for the 2003 NPM Adjustment began in June 2010. During the proceedings, the Participating Manufacturers decided not to contest the diligent enforcement of 16 states, with a combined allocable share of approximately 14%.
While the 2003 arbitration was underway, the Participating Manufacturers entered into a term sheet with 22 states settling the NPM Adjustment for 2003 - 2012 and agreeing to terms to address the NPM Adjustment with respect to those states for future years. The parties have been working towards converting the term sheet into a final settlement agreement.
The Participating Manufacturers continued to contest the diligence of 15 states relating to the 2003 NPM Adjustment. In September 2013, the panel found that six of those states did not diligently enforce their MSA escrow statutes in 2003.
Two of the states found non-diligent, Kentucky and Indiana, agreed to settle the dispute and enter into the term sheet described above.
The remaining four non-diligent states pursued motions in their respective state courts seeking to vacate or reduce the amount of the arbitration award. The Pennsylvania and Maryland courts refused to vacate the award but reduced the recovery by approximately 50% and state court appellate proceedings are now exhausted. The remaining two challenges to the 2003 arbitration award, in Missouri and New Mexico, remain pending in state court. In Missouri, the appellate court reversed the trial court, which had reduced the arbitration award, and reinstated the full award. The Missouri Supreme Court granted a discretionary appeal of that decision, but proceedings are currently stayed pending a possible settlement with Missouri, described below. There has been no decision in New Mexico.
In October 2015, substantially all of the Participating Manufacturers settled the NPM Adjustment dispute with the state of New York for 2004 - 2014 and agreed to a mechanism for potential future credits against the Participating Manufacturers' MSA payments for 2015 forward.
In February 2016, Missouri agreed to join the settlement, bringing the total number of states that joined the settlement to 25.  Missouri’s joinder in the settlement will become effective, and its challenge to the arbitration award will be dismissed, only if Missouri enacts certain legislation related to the MSA’s escrow statute by June 3, 2016.
As a result of the settlements and arbitration award described above, Vector Tobacco reduced cost of sales in the aggregate by $1,484 for years 2013 - 2015. Vector Tobacco maybe entitled to further adjustments for 2015 forward. The remaining NPM Adjustment accrual of approximately $1,500 at March 31, 2016 relates to the disputed amounts Vector Tobacco withheld from the non-settling states for 2004 - 2010, which may be subject to payment, with interest, if Vector Tobacco loses the disputes for those years. Following release of previously disputed amounts to the state of New York as part of

Vector Tobacco Inc.
Notes to Condensed Financial Statements
(in thousands of dollars)
(Unaudited)

the October 2015 settlement, it is anticipated there will be approximately $1,900 remaining in the disputed payments accounts relating to Vector Tobacco's 2011- 2014 NPM Adjustment disputes with the non-settling states.
Disputes over the NPM Adjustments for 2004-2014 remain to be arbitrated with the states that have not joined the settlement. The arbitration panel for the 2004 NPM Adjustment dispute has been selected and that proceeding has commenced.

The activity in Vector Tobacco's accruals for tobacco litigation for the three months ended March 31, 2016 was as follows:

	Current Liabilities	Non-current Liabilities
	Payments due under Master Settlement Agreement	Non-current payments due under Master Settlement Agreement
Balance at January 1, 2016	$13,296	$1,486
Expenses	6,676	—
Change in MSA obligations capitalized as inventory	41	—
Balance at March 31, 2016	$20,013	$1,486

The activity in Vector Tobacco's accruals for tobacco litigation for the three months ended March 31, 2015 was as follows:

	Current Liabilities	Non-current Liabilities
	Payments due under Master Settlement Agreement	Non-current payments due under Master Settlement Agreement
Balance at January 1, 2015	$7,966	$1,806
Expenses	8,534	—
Change in MSA obligations capitalized as inventory	184	—
Balance at March 31, 2015	$16,684	$1,806

Other Matters

Vector Tobacco’s management is not aware of any other claims that would materially affect the Company’s financial position, results of operations or cash flows.

5.    Related Party Transactions

Liggett Vector Brands coordinates and executes the sales, marketing and manufacturing efforts along with certain support functions for all of Vector Tobacco's operations under the terms of a contract expiring December 31, 2016. In conjunction with the duties performed at Liggett Vector Brands, a portion of sales, marketing, manufacturing, distribution, and administrative expenses have been allocated to the Company. The charges for services under this arrangement amounted to $1,000, for each of the three month periods ended March 31, 2016 and 2015. These expenses have been classified as operating, selling, administrative and general expenses.

In 2006, Vector Tobacco entered into an agreement with Vector to provide various management and administrative services to Vector Tobacco in consideration for an annual management fee. The management fee represents costs related to corporate functions such as executive oversight, risk management, information technology, accounting, legal, investor relations, human resources, tax, employee benefits and other services and incentives Vector provides to the Company. Management fees expensed and paid to Vector in the Company’s statements of operations were $125 for the three month ended March 31, 2016 and 2015, respectively.

Vector Tobacco Inc.
Notes to Condensed Financial Statements
(in thousands of dollars)
(Unaudited)

The allocations may not reflect the expense the Company would have incurred as a stand-alone company. Actual costs which may have been incurred if the Company had been a stand-alone company for the three months ended March 31, 2016 and 2015, would depend on a number of factors, including how the Company chose to organize itself, what if any functions were outsourced or performed by Company employees, and strategic decisions made in areas such as information technology systems and infrastructure.

On January 1, 2011, Vector Tobacco entered into a four year updated manufacturing agreement with Liggett, an affiliate under common ownership, with subsequent automatic renewal for successive one year terms beginning on January 1, 2016 unless terminated by either party. Pricing is set forth in the agreement based on previously determined standard costs and invoices are sent to Vector Tobacco on a weekly basis under the agreement. For the three months ended March 31, 2016 and 2015, Vector Tobacco purchased approximately 346.8 million and 360.5 million cigarettes, respectively, from Liggett and paid $23,280 and $24,890 , respectively, which included profit of $530 and $613, respectively, to Liggett.

On August 1, 2013 Vector Tobacco entered into an updated five-year revolving credit agreement with Zoom E-Cigs LLC ("Zoom"), a company affiliated through common ownership, to fund Zoom's initial working capital requirements and other general business expenses. The agreement permits Zoom to borrow from Vector Tobacco up to $25,000, bearing interest at a rate of prime plus 1% per annum. As of March 31, 2016 and December 31, 2015, the amount receivable from Zoom under the credit agreement was $169 and $51, respectively. Vector Tobacco recognized $0 and $194 of interest income under the agreement for the three months ended March 31, 2016 and March 31,2015, respectively.

Related party (payables)/receivables consisted of the following:

	March 31, 2016	December 31, 2015
Due to Liggett	$(1,162)	$(3,549)
Due from Liggett Vector Brands	1,019	3
Due from Zoom	169	51

7.75% Senior Secured Notes due 2021

As of March 31, 2016, Vector had $600,000 of principal outstanding of its Senior Secured Notes. On May 9, 2016, Vector completed the sale of $235,000 principal amount of its 7.75% Senior Secured Notes due 2021 (the “New Notes”) for a price of 103.5% in a private offering to qualified institutional investors in accordance with Rule 144A of the Securities Act of 1933.
The Senior Secured Notes are guaranteed, subject to certain customary automatic release provisions on a joint and several basis by all of the 100% owned domestic subsidiaries of Vector that are engaged in the conduct of Vector’s cigarette businesses, including Vector Tobacco. Vector Tobacco's balance sheets, statements of operations, and statements of shareholder's equity as of March 31, 2016 and December 31,2015, and for the three months ended March 31, 2016 and March 31, 2015, do not reflect any amounts related to these Senior Secured Notes.
Vector Tobacco's cash flows from operations may be utilized to fund the interest and debt obligation of the Senior Secured Notes and New Notes via distributions by Vector Tobacco to VGR to Vector.

Additional Parent Company Notes

As of March 31, 2016, Vector's net debt, including debt issuance costs, was $261,175 (face amount $488,750) in addition to the Senior Secured Notes. The majority of the payments on this $488,750 may be funded by Vector's tobacco operations.

In addition to the Senior Secured Notes, the Company may have to fund certain income tax liabilities of Vector.